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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.1) *


                             DETECTION SYSTEMS, INC.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $0.05 Par Value
                         -------------------------------
                         (Title of Class of Securities)


                                    250644101
                                 (CUSIP Number)


                                Mark L. Weintrub
                                  Ultrak, Inc.
                1301 Waters Ridge Drive, Lewisville, Texas 75057
                                 (972) 353-6500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  June 4, 1999
             --------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                               SEC 1746 (12-91)

                                  SCHEDULE 13D



CUSIP NO. 250644 10 1                                          PAGE 2 OF 6
                                                                   --    --
                                                               PAGES
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          NAME OF REPORTING PERSON
1         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ultrak, Inc. (NASDAQ NMS - ULTK)
          75-2626358
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *      (a) [ ]
2
                                                                  (b) [ ]
            N/A
--------------------------------------------------------------------------------
          SEC USE ONLY
3
--------------------------------------------------------------------------------
          SOURCE OF FUNDS *
4
          BK; WC
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
5                                                                     [ ]

          N/A
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
6
          Delaware, U.S.A.
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
 NUMBER OF
                             1,335,000
   SHARES                -------------------------------------------------------

 BENEFICIALLY            8   SHARED VOTING POWER

  OWNED BY                   0
                         -------------------------------------------------------
   EACH
                         9   SOLE DISPOSITIVE POWER
 REPORTING
                             1,335,000
  PERSON                 -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
   WITH
                             0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          1,335,000
--------------------------------------------------------------------------------

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES *                                   [ ]
12
          N/A
--------------------------------------------------------------------------------

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          21%
--------------------------------------------------------------------------------

          TYPE OF REPORTING PERSON *
14        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
ITEM 1. SECURITY AND ISSUER

           This Schedule 13D (this "Statement") relates to the common stock, $0.05 par value ("DETC Common Stock"), of Detection Systems, Inc., a New York corporation ("Issuer"). The principal executive offices of the Issuer are located at 130 Perinton Parkway, Fairport, New York 14450.

ITEM 2. IDENTITY AND BACKGROUND

        (a) The name of the person filing this Statement is Ultrak, Inc., a Delaware corporation ("Ultrak" or the "Reporting Person").

        (b) The principal offices of the Reporting Person are located at 1301 Waters Ridge Drive, Lewisville, Texas 75057.

        (c) The principal business of the Reporting Person is the design, manufacture, marketing and provision of services for innovative electronic products and systems for the security and surveillance, industrial and medical video, and professional audio markets.

        (d) During the last five (5) years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the directors or executive officers of the Reporting Person, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five (5) years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the directors or executive officers of the Reporting Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting such party or parties to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The shares of DETC Common Stock owned by the Reporting Person were acquired by the Reporting Person in open market transactions using the Reporting Person's general corporate funds. The Reporting Person's general corporate funds may be deemed supplied from Ultrak's working capital and/or from Ultrak's line of credit with its lenders.

ITEM 4. PURPOSE OF TRANSACTION

        Ultrak has acquired the shares of DETC Common Stock primarily for investment purposes. The Reporting Person will continue to review all aspects of the Issuer's business and financial condition, the market price of DETC Common Stock, conditions in the securities markets generally, and industry conditions. The Reporting Person may acquire additional shares of DETC Common Stock or sell a part or all of such DETC Common Stock, pursuant to applicable securities statutes and regulations, depending upon circumstances existing from time to time.

        Other than as set forth above, the Reporting Person has no specific plans or proposals which would relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer; any material change in the present capitalization or divided policy of the Issuer; any other material change in the Issuer's corporate structure; changes in the charter or by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or any action similar to any of those enumerated above; but the Reporting Person reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) The aggregate number of shares of DETC Common Stock beneficially owned by the Reporting Person is 1,335,000 which is 21% of the shares reported to be outstanding as of Issuer's last filing with the Commission (Form 10-Q dated August 16, 1999) in the amount of 6,350,213 shares.

        (b) The Reporting Person has sole voting and dispositive power over all 1,335,000 shares of DETC Common Stock. None of the shares of DETC Common Stock held by the Reporting Person are subject to shared voting or dispositive power.

        (c) The Reporting Person has not acquired any shares of DETC Common Stock within the past 60 days.

        (d) No person, other than Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of DETC Common Stock owned by the Reporting Person.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

        None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        EXHIBIT 7-A - Executive Officers and Directors of the Reporting Person





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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                       Date: October 4, 1999

                                       ULTRAK, INC.



                                       Signature: /s/ Mark L. Weintrub
                                                 -------------------------------
                                                  Mark L. Weintrub, Secretary




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                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                 DESCRIPTION
-------                -----------
  7-A                  Executive Officers and Directors of the Reporting Person